EXHIBIT 23.5

K T MINERALS, INC.

INDUSTRIAL MINERALS EXPLORATION, MINING & PROCESSING

1224 HWY 478, P.O. BOX 988, ANTHONY, NEW MEXICO 88021
PHONE: 575-882-7451 FAX: 575-589-3431

January 9, 2009

Daleco Resources corporation
Clean Age Minerals, Inc.
Gary J. Novinskie, President
120 North Church Street
West Chester , PA 19380

Mr. Gary J. Novinskie:

The report on the Sierra Kaolin deposit located in Sierra County, New Mexico is a culmination of a complete geologic study and re-evaluation of all core drilling and core logs. The claims are held jointly by Daleco Resources Corporation, Clean Age Minerals Inc. and Tecumseh Professional Associates, Inc.. This report encompasses a complete compilation of property location, leases, section lines, topographic map with section lines, localized regional, structural and mineralization geology; sample analysis and statistics; reserve estimates into the various categories and resource estimates.

All work accomplished on this project has been in compliance with all professional standards as prescribed by and defined by the SEC regulations and acceptable definitions concerning resource development.

The report produced by K T Minerals, Inc. dated and competed August 26, 2008 is, in our opinion, an accurate depiction and calculation of the explored kaolin resource.

K T Minerals, Inc., Lloyd W. Krumrey, Jr., President, consents to the inclusion of this report and all data within to Daleco Resource Corporation and Clean Age Minerals, Inc. in it's Annual Report as filed with the Securities and Exchange Commission on Form 10-KSB.

Respectfully Submitted:

Lloyd W. Krumrey, Jr.
President